Mail Stop 4720

May 6, 2010

Mr. James A. Williams
906-545 Sherbourne St.
Toronto, Ontario M4X 1W5
Canada

       Re: James A. Williams Trust
                   Registration Statement on Form 10
                   Filed April 27, 2010
                   File No. 000-53954

Dear Mr. Williams:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 10. In particular, we note the following specific deficiencies:

- The filing inappropriately attempts to register classes of securities under Section 12(g) of the Securities and Exchange Act of 1934 which appear to be debt securities. Section 12(g) is reserved for the registration of equity securities. The registrant may register debt securities only under Section 12(b) of the Securities Exchange Act of 1934 when such securities will be outstanding at the time of effectiveness and will be traded on an exchange.

- The filing does not contain the required description of the classes of securities you are registering pursuant to Item 11 of Form 10, as described in Item 202 of Regulation S-K. Please also note that the Form 10 is available for the registration of classes of securities that are outstanding only.

- The filing does not contain the exhibits required by Item 15 of Form 10, as described in Item 601 of Regulation S-K, including the forms and instruments defining the rights of securities holders relating to the securities you are registering.

- The filing does not contain the financial information required by Item 2 of Form 10 and the audited financial statements and supplementary data required by Item 13 of Form 10.

- The filing does not contain the required discussion regarding the registrant's directors and officers pursuant to Item 5 of Form 10, as described in Item 401 of Regulation S-K.

- The filing does not contain the required discussion of the development of your business or the business you intend to do pursuant to Item 1 of Form 10, as described in Item 101 of Regulation S-K.

For these reasons, we will not perform a detailed examination of the registration statement and we will not issue detailed comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that because Form 10 is not available for the registration of the securities you are attempting to register, it will not become an effective registration statement. We suggest that you promptly consider submitting a request for withdrawal of the registration statement.

Please direct any questions to Nandini Acharya at (202) 551-3495, or to the undersigned at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director